                                                FILED PURSUANT TO RULE 424(B)(3)


                  PROSPECTUS SUPPLEMENT DATED FEBRUARY 17, 2006
         (TO PROSPECTUS FILED ON NOVEMBER 2, 2005, FILE NO. 333-117994)


                 SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.

                              PROSPECTUS SUPPLEMENT

                       (69,787,460 shares of Common Stock)


This Prospectus Supplement supplements the prospectus contained in our Post-Effective Amendment No. 1 to the Registration Statement ("Prospectus") filed on November 2, 2005, with the following additions:

     1) Update our Prospectus, dated November 2, 2005, with the following documents:

          a) Management's Discussion and Analysis of the Financial Condition and the Results of Operations for the fiscal year ended September 30, 2005; and

          b) Financial Statements and Schedules for the fiscal year ended September 30, 2004 and September 30, 2005.

The attached information modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is required to be delivered with this Prospectus Statement.

                        ---------------------------------

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS FEBRUARY 17, 2006

                                INDEX TO FILINGS


                                                                           Annex

Management's Discussion and Analysis of the Financial Condition
and the Results of Operations for the fiscal year ended
September 30, 2005                                                            A


Financial Statements and Schedules for the fiscal year ended
September 30, 2004 and September 30, 2005                                     B

ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS

CAUTIONARY FORWARD - LOOKING STATEMENT
--------------------------------------

STATEMENTS INCLUDED IN THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, AND IN FUTURE FILINGS BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION, IN THE COMPANY'S PRESS RELEASES AND IN ORAL STATEMENTS MADE WITH THE APPROVAL OF AN AUTHORIZED EXECUTIVE OFFICER WHICH ARE NOT HISTORICAL OR CURRENT FACTS ARE "FORWARD-LOOKING STATEMENTS" AND ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM HISTORICAL EARNINGS AND THOSE PRESENTLY ANTICIPATED OR PROJECTED. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON ANY SUCH FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. THE FOLLOWING IMPORTANT FACTORS, AMONG OTHERS, IN SOME CASES HAVE AFFECTED AND IN THE FUTURE COULD AFFECT THE COMPANY'S ACTUAL RESULTS AND COULD CAUSE THE COMPANY'S ACTUAL FINANCIAL PERFORMANCE TO DIFFER MATERIALLY FROM THAT EXPRESSED IN ANY FORWARD-LOOKING STATEMENT: (I) THE EXTREMELY COMPETITIVE CONDITIONS THAT CURRENTLY EXIST IN THE MARKET FOR COMPANIES SIMILAR TO THE COMPANY AND (II) LACK OR RESOURCES TO MAINTAIN THE COMPANY'S GOOD STANDING STATUS AND REQUISITE FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE FOREGOING LIST SHOULD NOT BE CONSTRUED AS EXHAUSTIVE AND THE COMPANY DISCLAIMS ANY OBLIGATION SUBSEQUENTLY TO REVISE ANY FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF SUCH STATEMENTS OR TO REFLECT THE OCCURRENCE OF ANTICIPATED OR UNANTICIPATED EVENTS. THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND THEIR EXPLANATORY NOTES INCLUDED AS PART OF THIS PROSPECTUS.

The Company's wholly owned subsidiary, Sub Surface Waste Management, Inc., engages in developing, manufacturing and selling engineered remediation solutions for clean up of toxic waste releases to soil and/or groundwater and the bio-recycling of spent activated carbon filtration media. The treatments may be made directly to the contaminated soil or groundwater in the location at which the contamination was found ("in situ"), using wells and subsurface injection/extraction points to administer the Company's proprietary microbial blends for bioremediation of various waste streams, or the treatments may require excavation of contaminated soil or pumping of groundwater ("ex situ"), and washing activated carbon filtration media with microbes to Bio-recycle with the Company providing technical engineering consultation and microbial blends to its teaming partners and/or executing the work directly as a contractor.

The Company's plan of operation for the next 12 months is to continue the existing business in South Carolina, develop new work in the southeast U.S., commence booked project work and promote new projects in Mexico, provide engineering support services for new international water treatment opportunities and raise additional working capital while seeking the acquisition of additional companies which can augment the base business of the Company.

The company plans to complete and close at least two of five existing projects in South Carolina, promote new work in Florida and the southeast U.S. spanning underground clean-ups from leaking tanks, soil remediation and groundwater remediation for "brownfield" property restorations and coastal restoration work to remediate contaminants found in ports and harbors.

In Mexico the company has teamed with its technology licensee Grupo Bartlett, S.A. de C.V. to execute an existing contract backlog of work and is actively promoting new projects in the "oil patch" in the northeast states of Mexico, south of Texas, using its registered technology with SEMARNAT (Mexico EPA).

Through our parent company, U.S. Microbics, Inc., and its joint venture partner companies, we are providing engineering technical support for commercial water treatment projects in Latin America with Non Government Organizations (NGO) who will operate and service the units and be responsible for collecting sales revenues.

Additional capital must be raised to fund existing and new projects, support overhead expenses and execute acquisitions to be identified. During the next 12 months, the Company's foreseeable cash requirements are approximately $5,000,000 to implement its business plan in the environmental cleanup business. The company will most likely need to issue additional common or preferred stock, which will have a dilutive effect on current shareholders, in order to raise the necessary capital to continue and expand its operations.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect our reported assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. We base our estimates and judgments on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Future events, however, may differ markedly from our current expectations and assumptions. While there are a number of significant accounting policies affecting our consolidated financial statements; we believe the following critical accounting policies involve the most complex, difficult and subjective estimates and judgments:

         o        stock-based compensation.

         o        revenue recognition

Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148 - Accounting for Stock-Based Compensation - Transition and Disclosure. This statement amends SFAS No. 123 - Accounting for Stock-Based Compensation, providing alternative methods of voluntarily transitioning to the fair market value based method of accounting for stock based employee compensation. FAS 148 also requires disclosure of the method used to account for stock-based employee compensation and the effect of the method in both the annual and interim financial statements. The provisions of this statement related to transition methods are effective for fiscal years ending after December 15, 2002, while provisions related to disclosure requirements are effective in financial reports for interim periods beginning after December 31, 2002.

The Company elected to continue to account for stock-based compensation plans using the intrinsic value-based method of accounting prescribed by APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under the provisions of APB No. 25, compensation expense is measured at the grant date for the difference between the fair value of the stock and the exercise price.

Revenue Recognition

Revenue for product sales is recognized at the time the product is shipped to or picked up by the customer. Revenues from time and material contracts are recognized as the services are performed. Revenue for short-term engineering orremediation services is recognized at the completion of the contract. Sales under long-term contracts are accounted for under the percentage of completion method. Revenues are recognized as the actual cost of work performed related to the estimate at completion. Profits expected to be realized on contracts are based on the Company's estimates of total contract sales value and costs at completion. Assumptions used for recording sales and earnings are adjusted in the period of change to reflect revisions in contract value and estimated costs. In the period in which it is determined that a loss will be incurred on a contract, the entire amount of the estimated loss is charged to income.

On some jobs in the state of South Carolina, the estimated cost of completion has increased during the year ended September 30, 2005 from the original project estimate, so that the percentage complete (and revenue recognition) is not increasing in proportion to costs incurred. Therefore, the Balance Sheet item "Costs and estimated profits in excess of billings" has been increasing at a higher rate that the revenue recognized using the cost percentage complete method. The estimated cost to complete on all jobs in reviewed quarterly and adjustments are made as required.

Results of Operations For Year Ended September 30, 2005
-------------------------------------------------------

The company incurred a net loss of $1,627,719 for the year ended September 30, 2005, compared to $3,316,635 for the year ended September 30, 2004. The company had negative cash flows from operations of $887,591 for the year ended
September 30, 2005, compared to negative cash flows from operations of $1,251,172 for the year ended September 30, 2004. Basic and diluted net loss per share was $0.04, for the year ended September 30, 2005 and $0.15 for the year ended September 30, 2004. Weighted average common shares outstanding increase from 22,313,409 for the year ended September 30, 2004 to 43,249,462 for the year ended September 30, 2005.

The company's revenues for year ended September 30, 2005 were $1,094,775 compared to $234,018 for the year ended September 30, 2004, an increase of 368 percent. Revenues for the year ended September 30, 2005, consisted primarily of bio-remediation of hydro-carbons in contaminated soil for the projects in Mexico. The company incurred a gross profit for the year ended September 30, 2005 of $287,092 compared to $39,213 gross loss for the year ended September 30, 2004.

The increase in revenues for the year ended September 30, 2005 is due primarily to the ongoing work on projects in Mexico.

During the year ended September 30, 2005, the company incurred $1,762,396 in selling, general and administrative expenses, compared to $3,104,724 for the year ended September 30, 2004. The decrease in selling, general and administrative expenses of approximately $1,342,328 was primarily due to decreases in legal, accounting, and payroll expenses.

Depreciation expense for the year ended September 30, 2005 was $13,233 compared to $5,098 for the year ended September 30, 2004. The increase was due principally to the purchase of computer systems. Interest expense for the years September 30, 2005 and 2004 respectively were $141,027 and $171,032. During this year notes payable decreased by $55,218 and therefore a decrease in interest expense.

The company is not expecting to increase revenues during the first quarter of fiscal 2006, and based on the current financial condition of the company, additional capital will be required in order for the company to maintain its ongoing operations.

Liquidity and Capital Resources:
--------------------------------

As of September 30, 2005, we had a working capital of $430,810 compared to a $24,893 at September 30, 2004 or a increase of $405,917 in the working capital. As a result of our operating losses incurred during the year ended September 30, 2005, we generated a cash flow deficit of $887,591 from operating activities. Cash flows used in investing activities deficit of $ 390,942 during the year ended 2005. We met our cash requirements during this period through the issuance of common and preferred stock totaling $ 605,940 and $526,926 in proceeds from issuance of common stock under the employee stock option plan. Cash totaled $ 7,098 as of September 30, 2005.

The company will need to continue to raise funds by various financing methods such as private placements and its equity line to maintain its operations until such time as cash generated by operations is sufficient to meet its operating and capital requirements. There can be no assurance that the company will be able to raise such capital on terms acceptable to the company, if at all.

While we have raised capital to meet our working capital and financing needs in the past, however, additional financing is required in order to meet our current and projected cash flow deficits from operations and development. We have obtained financing in the form of equity in order to provide the necessary working capital. On June 10, 2004, we entered into a Common Stock Purchase Agreement with Fusion Capital Fund II, LLC ("Fusion") a Chicago-based institutional investor. Under terms of the agreement, Fusion has agreed to purchase from the company up to $6.0 million of our common stock over a 24-month period. Since the Securities & Exchange Commission declared effective a registration statement covering the securities issued or issue able to Fusion on November 9, 2004, each month the company has the right to sell to Fusion up to $250,000 of its common stock at a purchase price based upon the market price of the company's common stock on the date of each sale without any fixed discount to the market price. The company's may also require Fusion to purchase lesser or greater amounts of its common stock each month up to $6.0 million in the aggregate. The company has the right to control the timing and the amount of stock sold to Fusion Capital. The company has the right to terminate the agreement at any time without any additional cost. The company also has the right, at its election to enter into a new agreement with Fusion Capital under which Fusion would be required to purchase up to an additional $6.0 million of the company's common stock on the same terms and conditions as the original agreement.

In addition, on August 4, 2004, the company entered into a loan agreement and convertible promissory note with Fusion Capital to borrow $200,000 at annual interest rate of 10%. The Note matured on January 31, 2005, and may be redeemed by us, subject to Fusion Capital's right to convert any outstanding principal and accrued interest due into our common shares. The Note shall convert at a price equal to the lesser of (i) 50% of the average of the three (3) lowest closing sale prices of the common shares during the twelve (12) trading days prior to the submission of a conversion notice or (ii) $0.25 per share. In connection with the Note, Fusion Capital was issued 250,000 warrants with an exercise price of $.275 per share. If the Note is converted, the company may issue more than 840,000 shares of our common stock to Fusion Capital, including interest as of the conversion date. The company has registered up to 1,500,000 in connection with the conversion of the Note to preserve its option to utilize its cash resources for purposes other than paying down the Note.

From and after the maturity date or after the occurrence of an event of default under the Note, the interest rate shall be increased to fifteen percent (15%) and shall be calculated in accordance with the terms of the Note. At any time after the maturity date, the company shall redeem Note for cash equal to 125% of the outstanding principal plus accrued interest.

The company has relied mostly on cash infusions from its parent company, U.S. Microbics, Inc., and the sale of its common stock during the first six years of its existence. Its parent company has limited resources and may not be able to continue to provide sufficient funds for SSWM to successfully continue its operations.

There can be no assurance that the company will generate revenues from operations or obtain sufficient capital on acceptable terms, if at all. Failure to obtain such capital or generate such operating revenues would have an adverse impact on the company's financial position and results of operations and ability to continue as a going concern.

The company's operating and capital requirements during the next fiscal year and thereafter will vary based on a number of factors, including: (i) the rate at which microbial products are shipped and generate profits; (ii) the necessary level of sales and marketing activities for environmental products; and (iii) the level of effort needed to develop additional distribution channels to the point of commercial viability.

There can be no assurance that additional private or public financing, including debt or equity financing, will be available as needed, or, if available, on terms favorable to the company. Any additional equity financing may be dilutive to shareholders and such additional equity securities may have rights, preferences or privileges that are senior to those of the company's existing Common or Preferred Stock. Furthermore, debt financing, if available, will require payment of interest and may involve restrictive covenants that could impose limitations on the operating flexibility of the company. The failure of the company to successfully obtain additional future funding may jeopardize the company's ability to continue its business and operations.

During fiscal year ended September 30, 2005, the Company projects expenditures for plant and equipment of approximately from $500,000 to $750,000 and research and development costs of less than $150,000, assuming the company raises projected capital.

The independent auditor's report on the company's September 30, 2005 financial statements included in this Annual Report states that the company's recurring losses raise substantial doubts about the company's ability to continue as a going concern.

Recent Accounting Pronouncements
--------------------------------

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS 151, INVENTORY COSTS-- AN AMENDMENT OF ARB NO. 43, CHAPTER 4. This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ." This
Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not believe the adoption of this Statement will have any immediate material impact on the Company.

In December 2004, the FASB issued SFAS No.152, "Accounting for Real Estate Time-Sharing Transactions--an amendment of FASB Statements No. 66 and 67" ("SFAS
152) The amendments made by Statement 152 This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. with earlier application encouraged. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

On December 16, 2004, the FASB published Statement of Financial Accounting Standards No. 123 (Revised 2004), SHARE-BASED PAYMENT ("SFAS 123R"). SFAS 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS 123R include stock options, restricted stock plans, performance-based awards, stock appreciation rights, and employee share purchase plans. The provisions of SFAS 123R are effective as of the first interim period that begins after June 15, 2005. Accordingly, the Company will implement the revised standard in the third quarter of fiscal year 2005. Currently, the Company accounts for its share-based payment transactions under the provisions of APB 25, which does not necessarily require the recognition of compensation cost in the financial statements. Management is assessing the implications of this revised standard, which may materially impact the Company's results of operations in the third quarter of fiscal year 2005 and thereafter.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 153, EXCHANGES OF NONMONETARY ASSETS, AN AMENDMENT OF APB OPINION NO. 29, ACCOUNTING FOR NONMONETARY TRANSACTIONS ("SFAS 153"). This statement amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Under SFAS 153, if a nonmonetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. SFAS 153 is effective for nonmonetary transactions in fiscal periods that begin after June 15, 2005. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and would be considered material to investors.

Inflation

Our opinion is that inflation has not had a material effect on our operations.

                 SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.

                          Index to Financial Statements

--------------------------------------------------------------------------------

                                                                       Page No.
                                                                       --------

Report of Independent Registered Public Accounting Firm                  F-2

Consolidated Balance Sheets at September 30, 2005 and 2004               F-3

Consolidated Statements of Losses for the years ended
  September 30, 2005 and 2004                                            F-4

Consolidated Statements of Stockholders' Equity for
  the years ended September 30, 2005 and 2004                         F-5 - F-7

Consolidated Statements of Cash Flows for the years ended
  September 30, 2005 and 2004                                            F-8

Notes to Consolidated Financial Statements                           F-9 - F-26

                    RUSSELL BEDFORD STEFANOU MIRCHANDANI LLP
                          CERTIFIED PUBLIC ACCOUNTANTS

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Sub Surface Waste Management of Delaware, Inc.
Carlsbad, CA

We have audited the accompanying consolidated balance sheets of Sub Surface Waste Management of Delaware, Inc. and its wholly-owned subsidiary (the "Company") as of September 30, 2005 and 2004 and the related consolidated statements of losses, stockholders' equity, and cash flows for the two years in the period ended September 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2005 and 2004, and the results of its operations and its cash flows for the two years in the period ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note O, the Company has sustained recurring losses from operations and is experiencing difficulty in generating sufficient cash flow to meet it obligations and sustain its operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are described in Note O. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                               /s/ RUSSELL BEDFORD STEFANOU MIRCHANDANI LLP
                               --------------------------------------------
                                   Russell Bedford Stefanou Mirchandani LLP
                                               Certified Public Accountants

New York, New York
December 29, 2005

                                   SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                                             CONSOLIDATED BALANCE SHEETS
                                             SEPTEMBER 30, 2005 AND 2004

                                                                                          2005              2004
                                                                                     -------------     -------------
ASSETS
     CURRENT ASSETS:
     Cash and cash equivalents                                                       $      7,098      $        612
     Restricted cash (Note C)                                                              35,573           122,442
     Accounts receivable, net                                                             191,823            25,501
     Due from affiliates                                                                  765,865           418,319
     Prepaid expenses and other assets                                                      6,075               369
     Costs and estimated profit in excess of billings  (Note B)                           188,174           217,717
                                                                                     -------------     -------------
         TOTAL CURRENT ASSETS                                                           1,194,608           784,960

PROPERTY AND EQUIPMENT (Note D)
     Office furniture and equipment                                                        27,137            26,180
     Manufacturing equipment                                                               56,836             5,147
     Vehicle                                                                                8,851             8,851
                                                                                     -------------     -------------
                                                                                           92,824            40,178
Less: accumulated depreciation                                                            (24,738)          (11,505)
                                                                                     -------------     -------------
                                                                                           68,086            28,673

OTHER ASSETS                                                                               54,069             2,919
                                                                                     -------------     -------------
         TOTAL ASSETS                                                                $  1,316,763      $    816,552
                                                                                     =============     =============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable and accrued liabilities, net (Note  E)                         $    363,449      $    316,102
          Due to affiliates, net                                                          114,199           102,597
   Notes payable - current portion (Note F)                                               286,150           341,368
                                                                                     -------------     -------------
         TOTAL CURRENT LIABILITIES                                                        763,798           760,067

                                                                                     -------------     -------------
         TOTAL LIABILITIES                                                                763,798           760,067
                                                                                     -------------     -------------

Commitments and Contingencies (Note L)

STOCKHOLDERS' EQUITY
     Convertible preferred stock, $.001 par value; 50,000,000 shares authorized:
         Series A; 15,000,000 shares authorized; 5,812,665 and 5,734,665 issued and outstanding as of September 30, 2005 and 2004, respectively
         aggregate liquidation preference $58,126,650 and $57,346,650, respectively         5,813             5,735
     Convertible preferred stock, $.001 par value; 50,000,000 shares authorized:
         Series B; 5,000,000 shares authorized; 150,000 issued and outstanding as of September 30, 2005 and 2004,
         aggregate liquidation preference $1,500,000                                          150               150
     Non-Convertible preferred stock, $.001 par value;
         Series S; 20,000,000 shares authorized; 20,000,000 and 0,
         issued and outstanding as of September 30, 2005 and 2004, respectively
         aggregate liquidation preference $20,000,000 and $ 0, respectively                20,000                --

   Common stock; $.001 par value; 300,000,000 shares authorized;
        62,877,460 and 35,860,574 shares issued and outstanding at September 30,
        2005 and 2004, respectively                                                        62,877            35,861
     Additional paid-in capital                                                        13,161,570        11,096,865
     Stock Subscription Receivable                                                         (2,600)               --
     Deferred equity issuance cost (Note G)                                              (768,500)         (783,500)
     Deferred financing costs (Note G)                                                   (184,270)         (184,270)
     Accumulated deficit                                                              (11,742,075)      (10,114,356)
                                                                                     -------------     -------------
     TOTAL STOCKHOLDERS' EQUITY                                                           552,965            56,485
                                                                                     -------------     -------------
         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  $  1,316,763      $    816,552
                                                                                     =============     =============

            (The accompanying notes are an integral part of these consolidated financial statements)


                                                        F-3

                    SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                          CONSOLIDATED STATEMENTS OF LOSSES
                   FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

                                                           2005              2004
                                                      -------------     -------------
Revenues                                              $  1,094,775      $    234,018

Cost of revenues                                           807,683           273,231
                                                      -------------     -------------

Gross profit (loss)                                        287,092           (39,213)

Operating Expenses:
     Selling, general and administrative expenses        1,762,396         3,104,724
     Depreciation                                           13,233             5,098
                                                      -------------     -------------
Total operating expenses                                1, 775,629         3,109,822

Loss from operations                                    (1,488,537)       (3,149,035)

Other income (expense):
     Interest income                                         1,845             3,432
     Interest expense                                     (141,027)         (171,032)
                                                      -------------     -------------
Total other expense                                       (139,182)         (167,600)

Loss before income taxes                                (1,627,719)       (3,316,635)

Income tax expense                                              --                --
                                                      -------------     -------------

Net loss                                              $ (1,627,719)     $ (3,316,635)

Net loss per common share (basic and diluted)                (0.04)            (0.15)
                                                      =============     =============

Weighted average common shares outstanding              43,249,462        22,313,409
                                                      =============     =============

     (The accompanying notes are an integral part of these consolidated financial statements)


                                         F-4

                                           SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                             FOR THE TWO YEARS ENDED SEPTEMBER 30, 2005

                                                                                                Deferred
                                                                      Additional   Deferred     Equity
                         Preferred Stock           Common Stock        Paid-in    Financing     Issuance    Accumulated
                       Shares      Amount      Shares       Amount     Capital     Costs         Costs        Deficit        Total
                    -----------   -------   -----------   -------    ----------  ---------     ---------  ------------    ----------
Balance at
  October 1,
  2003               5,360,000    $5,360    17,490,784    $17,491   $ 6,312,221  $     --      $      --  $ (6,797,721)   $(462,649)

Shares issued in
  exchange for
  cash, net of
  finder cost
  of $21,500                --        --     3,367,445      3,367       557,436         --            --            --      560,803
Shares issued to
  employees as
  stock bonus               --        --       545,000        545       144,205         --            --            --      144,750

Shares issued to
  consultants for
  services                  --        --     2,633,178      2,633       589,983         --            --            --      592,616
Shares issued to
  related parties
  for settlement
  of notes
  payable
  and accrued
  interest                  --        --       862,800        863       154,637         --            --            --      155,500
Shares issued to
  note holders
  for settlement
  of notes
  payable
  and accrued
  interest                  --        --     5,669,700      5,670       868,179         --            --            --      873,849
Shares issued to
  a vendor
  for settlement
  of outstanding
  invoices                  --        --       441,667        442       133,308         --            --            --      133,750
Shares issued to
  for acquisition
  of 50% interest
  in equipments
  for lease                 --        --     2,000,000      2,000       398,000         --            --            --      400,000
Commons shares
  issued upon
  conversion of
  preferred A
  stocks              (360,000)     (360)    1,800,000      1,800        (1,440)        --            --            --           --
Shares issued as
  commitment
  shares for
  equity line               --        --     1,050,000      1,050       287,450         --      (288,500)           --           --
Value of warrants
  for 2,000,000
  commons shares
  issued for
  Equity line               --        --            --         --       495,000         --      (495,000)           --           --
Value of warrants
  for 250,000
  commons shares
  issued for
  note payable
  for $200,000              --        --            --         --        67,500         --            --            --       67,500
Financing
  expenses
  related to
  convertible
  note payable
  for $ 650,000             --        --            --         --       315,000         --            --            --      315,000
Financing
  expenses
  related to
  convertible
  note payable
  for $ 200,000             --        --            --         --        40,000         --            --            --       40,000
Preferred Series
  A issued to
  related parties
  for settlement
  of due to
  related parties      326,665       327            --         --       293,673         --            --            --      294,000
Preferred Series
  A issued to
  a related party
  for consulting
  services             240,000       240            --         --       215,760         --            --            --      216,000


                                                               F-5a

Preferred Series
  A issued to

  employees upon
  exercise of
  options              168,000       168            --         --        41,832         --            --            --       42,000
Preferred Series
  B issued as
  collateral for
  letters of
  credit               150,000       150                                184,120   (184,270)           --            --           --

Net loss                    --        --            --         --            --         --            --    (3,316,635)  (3,316,635)
                    -----------   -------   -----------   -------   -----------  ----------   ----------  -------------  -----------
Balance at
  September 30,
  2004               5,884,665    $5,885    35,860,574    $35,861   $11,096,864  $(184,270)   $ (783,500) $(10,114,356)  $   56,484
                    ===========   =======   ===========   =======   ===========  ==========   =========== =============  ===========


                                                              F-5b

                                           SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                             FOR THE TWO YEARS ENDED SEPTEMBER 30, 2005

                                                                                               Deferred
                                                                        Additional   Deferred   Equity
                        Preferred Stock          Common Stock   Sub      Paid-in    Financing  Issuance   Accumulated
                    Shares      Amount     Shares     Amount   Receiv    Capital      Costs      Costs      Deficit       Total
                  -----------  --------  ----------  -------  -------  -----------  ---------  ---------  ------------  -----------
  Total brought
   forward          5,884,665  $  5,885  35,860,574  $35,861  $    --  $11,096,864  $(184,270) $(783,500) $(10,114,356) $    56,484

Shares issued
for cash                   --        --  12,615,957   12,616       --      593,323         --         --            --      605,939
Shares issued in
  exchange for
  a finder's fee           --        --     375,000      375       --         (375)        --         --            --           --
Shares issued for
  employee stock
  option plan              --        --   4,654,000    4,654       --      522,274         --         --            --      526,928
Shares issued to
  employees for
  bonus at 0.35            --        --     246,000      246       --       85,854         --         --            --       86,100

Shares issued to
  employee for
  payroll                  --        --     509,615      510       --       40,260         --         --            --       40,770

Shares issued for
 Settlement of accounts
  payable                  --        --   1,090,429    1,090       --      160,391         --         --            --      161,481

Shares issued to
  consultants for
  services                 --        --   1,371,032    1,371       --      173,654         --         --            --      175,025

Shares issued for
  note payable
  and interest
  expense                  --        --   4,903,498    4,903       --      274,680         --         --            --      279,583

Shares issued for
  accrued expenses         --        --     781,700      782       --       46,118         --         --            --       46,900

Common stock
  issued for
  deposit to
  Water Machines           --        --      83,334       83       --        9,917         --         --            --       10,000

Common stock
  issued for
  stock subscription
  receivable               --        --       41,666      41   (5,000)       4,959         --         --            --           --
Cash received
  for stock
  subscription
  receivable                                                    2,400                                                         2,400
Shares issued for
  a partial
  payment
  on advance from
  Fusion at 0.232
  per share                --        --      64,655       65       --       14,935         --         --            --       15,000
Value of options
  for 1,400,000
  commons shares
  issued for
  consulting
  expenses                 --        --          --       --       --      120,574         --         --            --      120,574


                                                                    F-6

Commons shares
  issued upon
  conversion of
  preferred A
  stocks              (56,000)      (56)    280,000      280       --         (224)        --         --            --           --

Cash received and
  Restricted
  Series A
  options
  exercised             5,000         5          --       --       --        1,245         --         --            --        1,250
Preferred Series
  A issued to
  a related party
  for consulting
  services              8,000         8          --       --       --        1,992         --         --            --        2,000
Preferred Series
  A issued to
  employees upon
  exercise of
  options             121,000       121          --       --       --       30,129         --         --            --       30,250
Preferred Series
  S issued to
  U.S.Microbics    20,000,000    20,000          --       --       --           --         --         --            --       20,000
Shares issued
  for deferred
  issuance cost            --        --          --       --       --      (15,000)        --     15,000            --           --

Net loss                   --        --          --       --       --           --         --         --    (1,627,719)  (1,627,719)
                  -----------  --------  ----------  -------  -------  -----------  ---------  ---------  ------------  -----------
Balance at
  September 30,
  2005             25,962,665  $ 25,963  62,877,460  $62,877  $(2,600) $13,161,570  $(184,270) $(768,500) $(11,742,075) $   552,965
                  ===========  ========  ==========  =======  ======== ===========  ========== ========== ============= ============

                             (The accompanying notes are an integral part of these consolidated financial statements)


                                                                      F-7

                               SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                              FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

                                                                                   2005           2004
                                                                               ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                       $(1,627,719)   $(3,316,635)
     Adjustment to reconcile net loss to cash used in operating activities:
        Depreciation and amortization                                               13,233         26,473
        Investment write off                                                       150,000        400,000
        Interest expense accruals                                                       --         40,000
        Interest expense credited to Notes Payable                                  96,573             --
        Preferred stocks issued for consulting expenses                              2,000        216,000
        Beneficial conversion on notes payable amortized                            72,792        328,333
        Issuance of stock for bonus or payroll                                     126,870             --
        Common stock issued in exchange for services                               175,024        592,616
        Stock options issued in exchange for services                              120,574             --
     Decrease (increase) in:
        Accounts receivable                                                       (166,322)        43,148
        Cost and estimated profit in excess of billing                              29,543        (61,660)
        Restricted cash                                                             86,869        136,026
        Prepaid expenses and other current assets                                 (191,150)        22,861
        Other current assets                                                        (5,706)          (250)
Increase (decrease) in:
        Accounts payable and accrued expenses                                      229,828        321,916
                                                                               ------------   ------------
NET CASH USED IN OPERATING ACTIVITIES                                             (887,591)    (1,251,172)
                                                                               ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of property and equipment                                            (52,646)       (18,519)
     Payments for due from affiliates                                             (338,296)      (388,319)
                                                                               ------------   ------------
NET CASH USED IN INVESTING ACTIVITIES                                             (390,942)      (406,838)
                                                                               ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     (Repayment of) proceeds from parent and affiliates                             78,503       (129,213)
     Proceeds from notes payable                                                    70,000      1,060,043
     Proceeds from issuance of common stock, net                                   605,940        705,554
     Issuance of common stock under employee stock option plan                     526,926             --
     Proceeds from issuance of preferred stock                                       1,250             --
     Proceeds from stock subscription receivable                                     2,400             --
                                                                               ------------   ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                        1,285,019      1,636,384
                                                                               ------------   ------------
NET INCREASE (DECREASE) IN CASH                                                      6,486        (21,626)
CASH AT BEGINNING OF YEAR                                                              612         22,238
                                                                               ------------   ------------
CASH AT END OF YEAR                                                            $     7,098    $       612
                                                                               ============   ============

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

     Common stocks issued in exchange for services                                 175,024        592,616
     Common stocks issued to employees for services                                126,870             --
     Common stock issued for deposits                                               10,000             --
     Preferred stocks issued in exchange for services                                2,000        216,000
     Preferred stocks issued in settlement of accrued expenses                      30,250             --
     Common stock issued in exchange for due to affiliate                               --        155,500
     Common stock issued in settlement of notes payable and accrued interest       279,583        873,849
     Preferred stock issued as deferred financing costs                                 --        182,470
     Preferred stock issued for repayment of due to affiliates                          --        336,000
     Common stock issued in settlement of accounts payable and accrued expenses    208,381        133,750
     Common stock issued to acquire investments for lease                               --        400,000
     Common stock issued as deferred equity issue costs                                 --        288,500
     Common stock issued in settlement of advances                                  15,000             --
     Stock options issued in exchange for services                                 120,574             --
     Stock subscriptions receivable                                                  5,000             --

CASH PAID FOR:
     Interest                                                                  $        --    $        --
     Income taxes                                                              $        --    $        --

        (The accompanying notes are an integral part of these consolidated financial statements)


                                                   F-8

                 SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2005 AND 2004

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Business and Basis of Presentation
----------------------------------

Sub Surface Waste Management of Delaware, Inc. ("the Company") was formed under the laws of the State of Utah in January, 1986 and re-domiciled to the State of Delaware in February, 2001. The Company designs, installs and operates proprietary soil and groundwater remediation systems.

The consolidated financial statements include the companies which are effectively controlled directly by the Company, where control is defined as the power to govern the financial and operating policies. This control is generally evidenced when the Company directly or indirectly owns more than 50% or the voting rights of the company's share capital. Significant intercompany transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified for comparative purposes.

As of September 30, 2005 and 2004, U.S. Microbics, Inc., and its subsidiaries ("Parent" or "Affiliates") control approximately 89.3% and 60%, respectively, of the outstanding stock of the Company.

Cash and Cash Equivalents
-------------------------

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, and money market accounts readily convertible into cash and purchased with original maturities of three months or less.

Accounts Receivable
-------------------

The Company has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method.

Property and Equipment
----------------------

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expenses as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purpose. The estimated useful lives for significant property and equipment categories are as follows:

Computer Equipment         5 years
Machinery and equipment    7 years
Vehicles                   5 years

Long-Lived Assets
-----------------

The Company has adopted Statement of Financial Accounting Standards No. 144 (SFAS 144). The Statement requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events relating to recoverability may include significant unfavorable changes in business conditions, recurring losses, or a forecasted inability to achieve break-even operating results over an extended period. The Company evaluates the recoverability of long-lived assets based upon forecasted undercounted cash flows. Should impairment in value be indicated, the carrying value of intangible assets will be adjusted, based on estimates of future discounted cash flows resulting from the use and ultimate disposition of the asset. SFAS No. 144 also requires assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell.

                 SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2005 AND 2004

NOTE A - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Research and Development
------------------------

The Company accounts for research and development costs in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 2 ("SFAS 2"), "Accounting for Research and Development Costs." Under SFAS 2, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and developments costs are expensed when the contracted work has been performed or as milestone results have been achieved. Company-sponsored research and development costs related to both present and future products are expensed in the period incurred. The Company incurred research and product development costs of $0 and $25,000 for the years ended September 30, 2005 and 2004, respectively.

Income Taxes
------------

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in opinion of management, it is more likely than not some portion or all of the deferred tax assets will not be realized.

The Company currently has substantial net operating loss carryforwards. The Company has recorded a 100% valuation allowance against net deferred tax assets due to uncertainty of their ultimate realization.

Net Loss Per Common Share
-------------------------

The Company computes earnings per share under Financial Accounting Standard No. 128, "Earnings Per Share" (SFAS 128). Net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the year. Dilutive common stock equivalents consist of shares issuable upon conversion of convertible preferred shares and the exercise of the Company's stock options and warrants (calculated using the treasury stock method). During 2005 and 2004, common stock equivalents are not considered in the calculation of the weighted average number of common shares outstanding because they would be anti-dilutive, thereby decreasing the net loss per common share.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly actual results could differ from those estimates.

Revenue Recognition
-------------------

Revenue for product sales is recognized at the time the product is shipped to or picked up by the customer. Revenues from time and materials contracts are recognized as the services are performed. Revenue for short-term engineering or remediation services is recognized at the completion of the contract. Sales under long-term contracts are accounted for under the percentage of completion method. Revenues are recognized as the actual cost of work performed related to the estimate at completion. Profits expected to be realized on contracts are based on the Company's estimates of total contract sales value and costs at completion. Assumptions used for recording sales and earnings are adjusted in the period of change to reflect revisions in contract value and estimated costs. In the period in which it is determined that a loss will be incurred on a contract, the entire amount of the estimated loss is charged to income.

The asset, "Cost and estimated profit in excess of billings" represents revenue recognized in excess of amounts billed.

                 SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2005 AND 2004

NOTE A - SUMMARY OFACCOUNTING POLICIES (CONTINUED)

Advertising
-----------

Advertising and sales promotion costs are expensed as incurred. Advertising expense totaled $117 for both the years ended September 30, 2005 and 2004.

Reclassifications
-----------------

Certain reclassifications have been made in prior year's financial statements to conform to classifications used in the current year. These reclassifications had no effect on previously reported results of operations or retained earnings.

Liquidity
---------

As shown in the accompanying financial statements, the Company has incurred a net loss of $1,627,719 and $3,316,635 during the years ended September 30, 2005 and 2004, respectively. The Company's current assets exceeded its current liabilities by $430,810 and $24,893, as of September 30, 2005 and 2004, respectively.

Concentrations of Credit Risk
-----------------------------

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and related party receivables. The Company places its cash and temporary cash investments with credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit. The Company periodically reviews its trade receivables in determining its allowance for doubtful accounts. The allowance for doubtful accounts was $0 at September 30, 2005 and 2004.

Stock Based Compensation
------------------------

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS 123." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the fair market value of the Company's stock at the date of the grant over the exercise price of the relat ed option. The Company has adopted the annual disclosure provisions of SFAS No. 148 in its financial reports for the years ended September 30, 2005 and 2004.

Had compensation costs for the Company's stock options been determined based on the fair value at the grant dates for the awards, the Company's net loss and losses per share would have been as follows (transactions involving stock options issued to employees and Black-Scholes model assumptions are presented in Note H):

                                                                    For the years ended
                                                                        September 30,
                                                                     2005          2004
                                                              ------------   ------------
Net loss - as reported                                          $(1,627,719)   $(3,316,635)
Add: Total stock based employee compensation expense as
     reported under intrinsic value method (APB. No. 25)                 --             --
Deduct: Total stock based employee compensation expense
     as reported under fair value based method (SFAS No. 123)            --         62,940
                                                                ------------   ------------
Net loss - Pro Forma                                            $(1,627,719)   $(3,379,575)
                                                                ============   ============

Net loss attributable to common stockholders - Pro forma        $(1,627,719)   $(3,379,575)
Basic (and assuming dilution) loss per share - as reported      $     (0.04)   $     (0.15)
Basic (and assuming dilution) loss per share - Pro forma        $     (0.04)   $     (0.15)


                                            F-11

                 SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2005 AND 2004

NOTE A - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Comprehensive Income
--------------------

The company had no items of other comprehensive income in any period presented. Therefore, net loss as presented in the Company's Statements of losses equal comprehensive loss.

Segment Information
-------------------

Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131) establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions how to allocate resources and assess performance. The information disclosed herein, materially represents all of the financial information related to the Company's principal operating segment.

Contingencies
-------------

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Financial Instruments
---------------------

The Company's financial instruments are cash and cash equivalents, accounts receivable, accounts payable, notes payable, and long-term debt. The recorded values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values based on their short-term nature. The recorded values of notes payable and long-term debt approximate their fair values, as interest approximates market rates.

New Accounting Pronouncements
-----------------------------

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS 151, INVENTORY COSTS-- AN AMENDMENT OF ARB NO. 43, CHAPTER 4. This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be so abnormal as to require treatment as current period charges. . . ." This
Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not believe the adoption of this Statement will have any immediate material impact on the Company.

                 SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2005 AND 2004

NOTE A - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements (continued)
-----------------------------------------

In December 2004, the FASB issued SFAS No.152, "Accounting for Real Estate Time-Sharing Transactions--an amendment of FASB Statements No. 66 and 67" ("SFAS
152) The amendments made by Statement 152 This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. with earlier application encouraged. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

On December 16, 2004, the Financial Accounting Standards Board ("FASB") published Statement of Financial Accounting Standards No. 123 (Revised 2004), SHARE-BASED PAYMENT ("SFAS 123R"). SFAS 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS 123R include stock options, restricted stock plans, performance-based awards, stock appreciation rights, and employee share purchase plans. The provisions of SFAS 123R are effective as of the first interim period that begins after June 15, 2005. Accordingly, the Company will implement the revised standard in the third quarter of fiscal year 2005. Currently, the Company accounts for its share-based payment transactions under the provisions of APB 25, which does not necessarily require the recognition of compensation cost in the financial statements. Management is assessing the implications of this revised standard, which may materially impact the Company's results of operations in the third quarter of fiscal year 2005 and thereafter.

On December 16, 2004, FASB issued Statement of Financial Accounting Standards No. 153, EXCHANGES OF NONMONETARY ASSETS, AN AMENDMENT OF APB OPINION NO. 29, ACCOUNTING FOR NONMONETARY TRANSACTIONS ("SFAS 153"). This statement amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Under SFAS 153, if a nonmonetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. SFAS 153 is effective for nonmonetary transactions in fiscal periods that begin after June 15, 2005. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

FASB Interpretation No. 47 ("FIN 47") "Accounting for Conditional Asset Retirement Obligations" was issued by the FASB in March 2005. FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company does not expect adoption of FIN 47 to have a material effect on its Consolidated Financial Statements.

In May 2005, SFAS No. 154, "Accounting Changes and Error Corrections," ("SFAS No. 154"), was issued, which replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." Among other changes, SFAS No. 154 requires retrospective application of a voluntary change in accounting principle to prior period financial statements presented on the new accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires accounting for a change in method of depreciating or amortizing a long-lived non-financial asset as a change in accounting estimate (prospectively) affected by a change in accounting principle. Further, the Statement requires that corrections of errors in previously issued financial statements to be termed a "restatement." The new standard is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 to have a material impact on its Consolidated Financial Statements.

                 SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2005 AND 2004

NOTE B - COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLING

Costs and estimated earnings in excess of billings on uncompleted contracts represent accumulated project expenses and fees which have not been invoiced to customers as of the date of the consolidated balance sheet. These amounts are stated at estimated realizable value and aggregated $188,174 and $217,717 at September 30, 2005 and 2004, respectively.

The Company had one project that has costs exceed the contract amount. The Company recognized a project loss of $ 8,159. The Company is in the process of reviewing anticipated costs to complete in an effort to report an appropriate liability if necessary.

The details of cost of estimated earnings in excess of billing are as follows:

---------------------------------------------  --------------------------
                                                     SEPTEMBER 30,
---------------------------------------------  --------------------------
                                                   2005           2004
---------------------------------------------  ------------  ------------
Cost incurred on contracts and estimated
  earnings to date                             $   784,354   $   707,147
Less: Cumulative billing                           596,180       489,430
---------------------------------------------  ------------  ------------
     Cost and estimated earnings in
         excess of billing                     $   188,174   $   217,717
=============================================  ============  ============

NOTE C - RESTRICTED CASH

As of September 30, 2005, restricted cash consists of one certificate of deposit $34,942 and accrued interest, which totals $35,573. The certificate of deposit is pledged as collateral on letter of a credit (see Note L) issued to the State of South Carolina in lieu of performance bonds on a remediation project for McGill's Store.

As of September 30, 2004, restricted cash consists of two certificate of deposits. One certificate of deposit was issued by Community National Bank is for $87,500 and served as collateral for a letter of credit issued to the State of South Carolina, on the Off Ramp #83 job in the amount of $175,000. The letter of credit is dated May 22, 2004 and expired on June 22, 2005.

The second certificate of deposit issued by Bank of America is for $34,942, and earns interest at the rate of 2.0% per annum, and serves as collateral for a letter of credit issued to the State of South Carolina, on the McGill's Store job in the amount of $67,567. The letter of credit is dated September 12, 2005 and expires on September 18, 2006. The certificate of deposit will be released as collateral for the letter of credit when the McGill's Store job project is completed, which is expected to occur prior to the expiration of the letter of credit on September 18, 2006. If necessary, the letter of credit could be extended if additional time is required to complete the job.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                                     2005           2004
                                                  ---------       ---------
Manufacturing equipment                           $ 56,836        $  5,147
Office furniture and equipment                      27,137          26,180
Vehicle                                              8,851           8,851
                                                  ---------       ---------
                                                    92,824          40,178
Less: accumulated depreciation                     (24,738)        (11,505)
                                                  ---------       ---------
                                                  $ 68,086        $ 28,673
                                                  =========       =========

Depreciation expense for the years ended September 30, 2005 and 2004 was $13,233 and $5,098, respectively.

                 SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2005 AND 2004

NOTE E - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following:

                                                     2005              2004
                                                  ----------       -----------
Accounts payable                                  $  333,884       $   246,841
Accrued expenses
Interest                                              29,565            69,261
                                                  ----------       -----------
                                                  $  363,449       $   316,102
                                                  ==========       ===========

NOTE F - NOTES PAYABLE

Notes payable to related parties at September 30, 2005 and 2004 consists of the following:

                                                                                  2005                          2004
                                                                                ----------                   ----------

Fusion Capital Note Payable (terms described below)                             $   200,000               $      200,000

Debt discount - beneficial conversion feature, net of accumulated
Amortization of $40,000 and $13,333 as of September 30, 2005 and 2004, respectively     --                      (26,667)
(the above amortization contradicts with second to last paragraph of next page)

Debt discount - value attributable to warrants issued with Note, net of accumulated amortization of $67,500 and $21,375 as of
September 30, 2005 and 2004, respectively                                               --                      (46,125)

Fusion Capital Advance (terms described below)                                      85,000                          --

Notes payable (2) of $8,150 and $8,500 to the Chief Operating Officer of U.S.
Microbics, Inc.: interest is charged at 10% per annum; unsecured and is payable on March 8, 2005 and April 17, 2005 respectively. The company is in default under
the terms of this agreement.                                                         1,150                        1,150

Notes payable (2) of $50,000 and $50,000: interest is charged at 20% per annum; unsecured and is payable February 2, 2004 and February 3, 2004
respectively.                                                                           --                     100,000

Convertible note payable, interest at 10% per annum, secured by third party collateral provided by an officer of the Company and due in September 2003;
Note- holder has the option to convert unpaid note principal together with accrued and unpaid interest to the Company's common stock at the lower of $0.50 per share or 50% of the Company's common stock fair market value of the
Company's common stock based upon a ten day moving average closing price over a
ten (10) day period.                                                                    --                      60,000

Convertible note payable, interest at 10% per annum, secured by third party collateral provided by an officer of the Company and due in September 2003;
Note-holder has the option to convert unpaid note principal together with accrued and unpaid interest to the Company's common stock at the lower of $.50 per share or 50% of the Company's common stock fair market value of the
Company's common stock based upon a ten day moving average closing price over a
ten (10) day period.                                                                    --                      45,000

Note payable to an entity controlled by the President of U.S. Microbics, Inc.;
interest is charged at 10% per annum; unsecured and due in April 2005                   --                       8,010

                                                                                ----------                   ----------

Total                                                                              286,150                     341,368
Less: current portion                                                              286,150                     341,368
                                                                                ----------                   ----------
                                                                                $                            $      --
                                                                                ==========                   ==========

During August 2004, the Company received gross proceeds of $650,000 for a twelve month convertible note payable bearing 10% interest rate. The noteholder has the option to convert any unpaid note principal together with accrued and unpaid interest to the Company's common stock at a rate of $.15 per share.

During September 2004, the note holder exercised the option to convert the note and accrued interest of $25,000 into 4,500,000 common stock of the Company.

During the year ended September 30, 2005, the Company issued an aggregate of 4,903,498 of common stock to settle certain note payable balances that were outstanding as of September 30, 2004.

                 SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2005 AND 2004

NOTE F - NOTES PAYABLE (CONTINUED)

In accordance with Emerging Issue Task Force Issue 98-5, Accounting for Convertible Securities with a Beneficial Conversion Feature or Contingently Adjustable Conversion Ratios ("EITF 98- 5"), the Company recognized an imbedded beneficial conversion feature present in the note. The Company allocated a portion of the proceeds equal to the intrinsic value of the feature to additional paid-in capital. The Company recognized and measured and aggregate of $315,000 of the proceeds, which is equal to the intrinsic value of the embedded conversion feature, to additional paid-in capital and a charge to operations.

Fusion Capital Note Payable
---------------------------

During August 2004, the Company received gross proceeds of $200,000 for a convertible note payable bearing 10% interest rate on January 31, 2005. The Noteholder has the option to convert unpaid note principal together with accrued and unpaid interest to the Company's common stock at the lower of $0.25 per share or 50% of the Company's common stock fair market value of the Company's common stock based upon a twelve day moving average closing price over a ten(12) day period.

In accordance with Emerging Issues Task Force Issue 98-5, Accounting for Convertible Securities with a Beneficial Conversion Features or Contingently Adjustable Conversion Ratios ("EITF 98-5"), the Company recognized an imbedded beneficial conversion feature present in the note. The Company allocated a portion of the proceeds equal to the intrinsic value of that feature to additional paid in capital. The Company recognized and measured an aggregate of $40,000 of the proceeds, which is equal to the intrinsic value of the imbedded beneficial conversion feature, to additional paid in capital and a discount against the Note. The debt discount attributed to the beneficial conversion feature is amortized over the note's maturity period (180 days) as interest expense.

The Company amortized $26,667, and $13,333 for the year ended 2005 and 2004 of the discount associated with the beneficial conversion feature to interest expense.

In connection with this note, the Company issued detachable warrant granting the holders the right to acquire 250,000 shares of the Company's common stock at $.275 per share. In accordance with Emerging Issues Task Force Issue 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments ("EITF-0027"), the Company recognized the value attributable to the warrants in the amount of $67,500 to additional paid in capital and a discount against the note. The Company valued the warrants in accordance with EITF 00-27 using the Black-Scholes pricing model and the following assumptions: contractual terms of 5 years, an average risk free interest rate of 1.03%, a dividend yield of 0%, and volatility of 141%. The debt discount attributed to the value of the warrant issued is amortized over the note's maturity period (180 days) as interest expense.

                 SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2005 AND 2004

NOTE G - STOCKHOLDER'S EQUITY

Equity Line
-----------

On June 10, 2004, the Company entered into a common stock purchase agreement to sell up to $6 million of the Company's common stock to Fusion Capital Fund, LLC ("Fusion"). Under the terms of the agreement the Company periodically may choose to sell shares of its common stock to Fusion. If the Company elects to sell shares to Fusion, then the purchase price for such shares will be the lesser of
(i) the lowest sale price of the common stock on the purchase date; or (ii) the average of the three (3) lowest closing sale prices of the common stock during the twelve (12) consecutive trading days prior to the date of a purchase by Fusion Capital.

The Company has the right to sell to Fusion $250,000 of its common stock, per Month, at a purchase price based upon the market price of the Company's common stock on the date of each sale without any fixed discount to the market price. Under the terms of the common stock purchase agreement Fusion has received 1,000,000 shares of common stock as a commitment fee and 50,000 to cover expenses in connection with Fusion's due diligence. Unless an event of default occurs, these shares must be held by Fusion until 24 months from the date of the common stock purchase agreement or the date the common stock purchase agreement is terminated. Fusion Capital has also received warrants to purchase: (i) 500,000 shares of common stock at $0.50 per share, (ii) 500,000 shares of common stock at $1.00 per share, (iii) 500,000 shares of common stock at $1.50 per share and (iv) 500,000 shares at $2.00 per share. The warrants are exercisable for a period of five years from issuance.

The Company valued these shares at aggregate of $288,500 based on the market price. This amount has been capitalized as deferred equity issuance cost, with an addition to additional paid-in capital, on the Company's financial statements for the year ending September 30, 2005.

The warrants to purchase 2,000,000 shares of common stock at prices ranging from $0.50 to $2.00 per share to Fusion were valued based on the Black-Scholes calculation model. These warrants are deemed to have a combined value of $495,000. This amount has been capitalized as deferred equity issuance cost, with an addition to additional paid-in capital, on the Company's financial statements for the year ending September 30, 2005.

Fusion Capital Advance
----------------------

During the year ended September 30, 2005, Fusion Capital Fund II, LLC ("Fusion") made an advance to the Company of $100,000 on the $6,000,000 equity line. Simultaneously, the Company issued Fusion 64,655 shares of common stock as a partial repayment of the advance. The shares were valued at approximately $0.232 per share or a total value of $15,000. As of September 30, 2005 the Company owes Fusion $85,000 regarding the equity line advance. The advance is non-interest bearing and can be repaid by further issuances of stock to Fusion under the equity line. As of November 28, 2005, the company would have to issue approximately shares of 944,000 common stock to repay the advance.

                 SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2005 AND 2004

NOTE G - STOCKHOLDER'S EQUITY

Preferred Stock
---------------

The Company is authorized to issue 50,000,000 shares of preferred stock. The Company's preferred stock may be divided into such series as may be established by the Board of Directors. The preferred stock is convertible at the option of the holder into common stock at the rate of five shares of common for every one share of preferred at the option of the holder after one year.

As of September 30, 2005 The Company has issued a new series of stock. The Company has authorized 20,000,000 shares of Preferred Stock as Series S Preferred Stock, par value $0.001 per share. Each share of the Series S Preferred Stock shall be entitled to twenty votes on all matters submitted to the stockholders for a vote together with the holders of the Common Stock as a single class. In addition, the holders of the Series S Preferred Stock shall have the right to vote, separately as a single class, at a meeting of the holders of the Series S Preferred Stock or by such holders' written consent or at any annual or special meeting of the stockholders of the Corporation on any of the following matters: (i) the creation, authorization, or issuance of any class or series of shares ranking on a parity with or senior to the Series S Preferred Stock with respect to dividends or upon the liquidation, dissolution, or winding up of the Corporation, and (ii) any agreement or other corporate action which would adversel y affect the powers, rights, or preferences of the holders of the Series S Preferred Stock.

The holders of record of the Series S Preferred Stock shall be entitled to receive cumulative dividends at the rate of ten percent per annum on the face value ($.01 per share) when, if and as declared by the Board of Directors, if ever. All dividends, when paid, shall be payable in cash, unless any holder of the Series S Preferred Stock elects to have dividends paid in shares of the Series S Preferred Stock. Dividends on shares of the Series S Preferred Stock that have not been redeemed shall be payable quarterly in arrears, when, if and as declared by the Board of Directors, if ever, on each December 31, March 31, June 30 and September 30. No dividend or distribution other than a dividend or distribution paid in Common Stock or in any other junior stock shall be declared or paid or set aside for payment on the Common Stock or on any other junior stock unless full cumulative dividends on all outstanding shares of the Series S Preferred Stock shall have been declared and paid.

Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, and after payment of any senior liquidation preferences of any series of Preferred Stock and before any distribution or payment is made with respect to any Common Stock, holders of each share of the Series S Preferred Stock shall be entitled to be paid an amount equal in the greater of (a) the face value denominated thereon subject to adjustment for stock splits, stock dividends, reorganizations, reclassification or other similar events (the "Adjusted Face Value") plus, in the case of each share, an amount equal to all dividends accrued or declared but unpaid thereon, computed to the date payment thereof is made available, or (b) such amount per share of the Series S Preferred Stock immediately prior to such liquidation, dissolution or winding up, or (c) the liquidation preference of $1.00 per share, and the holders of the Series S Preferred Stock shall not be entitled to any further payment, such amount pay able with respect to the Series S Preferred Stock being sometimes referred to as the "Liquidation Payments."

Series S Preferred Stock shall not be convertible into any other class or series of the Corporation's securities.

As of September 30, 2005, the Company has issued an outstanding 5,812,665, 150,000 and 20,000,000 shares of convertible preferred Series A, Series B, and Series S respectively.

Preferred stock transactions during the year ended September 30, 2004:

During year ended September 30, 2004, the Company issued 168,000 shares of convertible preferred stock series A in exchange for settlement of debt for $14,000 owed to the officers and director of the Company and $28,000 for debt owed to parent company upon exercise of 168,000 stock options by employees.

During year ended September 30, 2004, the Company issued 240,000 shares of convertible preferred stock series A in exchange for services provided by a related party to the Company valued at $.90 per share which represents the fair value of the services received which did not differ materially from the value of the stock issued.

                 SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2005 AND 2004

NOTE G - STOCKHOLDER'S EQUITY (continued)

During year ended September 30, 2004, the Company issued 326,665 shares of convertible preferred stock series A in settlement of due to related parties for $294,000.

During year ended September 30, 2004, the stock holders of convertible preferred stock series A elected to convert 360,000 preferred stock series into 1,800,000 common stocks of the Company.

During year ended September 30, 2004, the Company issued 50,000 shares of Series B convertible Preferred Stock to a shareholder of the Company as a collateral for the shareholder providing a $101,000 letter of credit collateralizing the performance of a contractual obligation of the Company's. The Company has recognized a $101,000 deferred financing cost in connection with the placement of the letter of credit. The shareholder will return these preferred stocks to the Company upon maturity of the outstanding letter of credit.

During year ended September 30, 2004, the Company issued 100,000 shares of Series B convertible Preferred Stock to a shareholder of the Company as a collateral for the shareholder providing a $83,270 letter of credit collateralizing the performance of a contractual obligation of the Company's. The Company has recognized a $83,270 deferred financing cost in connection with the placement of the letter of credit. The shareholder will return these preferred stocks to the Company upon maturity of the outstanding letter of credit.

Preferred stock transactions during the year ended September 30, 2005:

During the year ended September 30, 2005 the Company issued an aggregate of 121,000 shares of Preferred Series A to employees upon exercise of stock options. The proceeds from the exercise of stock options was used to settle accrued expenses for a total of $30,250. These shares were valued at a weighted average of $0.25 per share.

During the year ended September 30, 2005 the Company converted 56,000 shares of Preferred Series A shares into 280,000 shares of common stock.

During the year ended September 30, 2005 the Company issued 20,000,000 shares of Preferred Series S shares to the Parent company, U.S. Microbics in settlement of due to affiliate.

During the year ended September 30, 2005 the Company issued 5,000 shares of Preferred Series A to an employee upon the exercise of stock options and receipt of $1,250. These shares were valued at $0.25 per share.

During the year ended September 30, 2005 the Company issued 8,000 shares of Preferred Series A to a consultant upon exercise of stock option. Proceed for exercise of stock option was settled for exchange for services for $2,000. These services were valued at $0.25 per share.


Common Stock
------------

The Company is authorized to issue 300,000,000 shares of common stock with a par value of $.001 per share. As of September 30, 2005 and 2004, the Company has issued and has outstanding 62,877,460 and 35,860,574 shares of common stock, respectively. All valuations of common stock issued for services were based the fair value of the services received which did not differ materially from the value of the stock issued

Common stock transactions during the year ended September 30, 2004:

During the year ended September 30, 2004 the Company issued 3,367,445 shares of restricted common stock in exchange for $560,803, net of finance costs of $21,500.

During year ended September 30, 2004, the stock holders of convertible preferred stock series A elected to convert 360,000 preferred stock series into 1,800,000 common stocks of the Company.

                 SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2005 AND 2004

NOTE G - STOCKHOLDER'S EQUITY (continued)

During the year ended September 30, 2004, the Company issued an aggregate of 2,633,178 shares of common stock to consultants exchange for a total of $592,616 for services and expenses rendered. These shares were valued at a weighted average of $0.26 per share which represents the fair value of the services received which did not differ materially from the value of the stock issued.

For the year ended September 30, 2004, the Company issued an aggregate of 862,800 shares of common stock to settle notes payable due to related parties and accrued expenses for a total of $155,500. These shares were valued at a weighted average of $0.18 per share.

For the year ended September 30, 2004, the Company issued an aggregate of 5,669,700 shares of common stock to settle notes payable and accrued interest for a total of $873,849. These shares were valued at a weighted average of $0.15 per share.

For the year ended September 30, 2004, the Company issued an aggregate of 441,667 shares of common stock to settle accounts payable outstanding balance for a total of $133,750. These shares were valued at a weighted average of $0.30 per share.

For the year ended September 30, 2004, the Company issued an aggregate of 545,000 shares of common stock to employees under an employee stock option plan. Under this plan Employees were able to purchase stock at 85% of market price. Proceeds from the exercised options were used for general operating expenses.

Net proceeds to the company were $ 123,037. The company incurred expenses of $21,713.

For the year ended September 30, 2004, the Company issued 2,000,000 shares of common stock in connection with the acquisition of 50% percent interest in four PureSafe Water Stations for leasing. These shares were valued at $400,000. To be conservative, the Company has elected to expense this investment due to the uncertainty of a new venture.

In August 2004, pursuant to the Fusion Capital Note agreements (see note F), the Company issued a warrant to purchase 250,000 shares of its common stock at a price of $0.275 per share. The Company valued the warrant using the Black-Scholes calculation model, and the warrants were deemed to have a value of $67,500. This amount was recorded as a discount to the Fusion Capital Note and an addition to paid-in capital, and is being charged to expense over the term of the note, or 180 days. During the years ended September 30, 2005 and 2004 the Company recognized $46,125 and $21,375, respectively, of expense in relation to this warrant.

                 SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2005 AND 2004

Common stock transactions during the year ended September 30, 2005:

During the year ended September 30, 2005 the Company issued 12,657,623 shares of restricted common stock in exchange for $610,940, net of finance costs of $19,375.

For the year ended September 30, 2005, the Company issued an aggregate of 375,000 shares of common stock in settlement of a finders fee for a total of $10,000. These shares were valued at a weighted average of approximately $0.03 per share.

For the year ended September 30, 2005, the Company issued an aggregate of 4,654,000 shares of common stock to employees under an employee stock option plan. Under this plan Employees were able to purchase stock at 85% of market price. Proceeds from the exercised options were used for general operating expenses.

Net proceeds to the company were $ 447,888. The company incurred expenses of $79,039.

For the year ended September 30, 2005, the Company issued an aggregate of 246,000 shares of common stock to employees in exchange for a total of $86,100 of services rendered. These shares were valued at a weighted average of $0.35 per share which represents the fair value of the services received which did not differ materially from the value of the stock issued.

For the year ended September 30, 2005, the Company issued an aggregate of 509,615 shares of common stock to employees in exchange for a total of $40,770 of services rendered. These shares were valued at a weighted average of $0.08 per share which represents the fair value of the services received which did not differ materially from the value of the stock issued.

For the year ended September 30, 2005, the Company issued an aggregate of 1,090,429 shares of common stock to settle accounts payable outstanding balance for a total of $161,481. These shares were valued at a weighted average of approximately $0.15 per share.

During the year ended September 30, 2005, the Company issued an aggregate of 1,371,032 shares of common stock to consultants exchange for a total of $175,025 for services and expenses rendered. These shares were valued at a weighted average of approximately $0.13 per share which represents the fair value of the services received which did not differ materially from the value of the stock issued.

For the year ended September 30, 2005, the Company issued an aggregate of 4,903,498 shares of common stock to settle notes payable and accrued interest for a total of $279,583. These shares were valued at a weighted average of approximately $0.06 per share.

For the year ended September 30, 2005, the Company issued an aggregate of 781,700 shares of restricted common stock to an affiliate to satisfy a balance due to affiliate for a total of $46,900. These shares were valued at a weighted average of $0.06 per share.

For the year ended September 30, 2005, the Company issued 83,334 shares of restricted common stock valued at $10,000. The Company reported an increase in deposits in regards to this transaction.

During the year ended September 30, 2005 the Company received a $100,000 advance on future stock sales from Fusion Capital. The company issued 64,655 shares of common stock associated with this advance. The transactions were valued at .232 per share. The remaining balance of the advance is $85,000 as of September 30, 2005.

NOTE H - STOCK OPTIONS AND WARRANTS

Employee Stock Options

The following table summarizes the changes in options outstanding and the related prices for the shares of the Company's Preferred Stock Series A (see Note G) issued to employees of the Company under a non-qualified employee stock option plan.

                          Options Outstanding                        Options Exercisable
                          -------------------                        -------------------
                                                             Weighted                     Weighted
                                         Weighted Average    Average                      Average
          Exercise      Number       Remaining Contractual   Exercise       Number        Exercise
           Prices     Outstanding         Life (Years)        Price       Exercisable       Price
           ------     -----------         ------------        -----       -----------       -----
          $ 0.25         81,000               0.93            $ 0.25         79,000         $0.25
          $ 1.38        280,000               4.75            $ 1.38        280,000         $1.38
          ------        -------               ----            ------        -------         -----
Totals                  361,000               3.58            $  .86        359,000         $ .25
                        =======               ====            ======        =======         =====


                                      F-21

                 SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2005 AND 2004

NOTE H - STOCK OPTIONS AND WARRANTS (continued)

Transactions involving stock options issued to employees are summarized as follows:

                                                                       Weighted
                                                                       Average
                                                        Number of     Price Per
                                                         Shares         Share
                                                        ---------     ---------
Outstanding at October 1, 2003                            390,000     $    0.25
      Granted                                             293,000          1.33
      Exercised                                          (168,000)        (0.25)
      Canceled or expired                                      --            --
                                                        ---------     ---------
Outstanding at September 30, 2004                         515,000           .86
      Granted                                                  --            --
      Exercised                                          (134,000)        (0.25)
      Canceled or expired                                 (20,000)
                                                        ---------     ---------
Outstanding at September 30, 2005                         361,000     $     .86
                                                        =========     ========

The weighted-average fair value of stock options granted to employees during the year ended September 30, 2005 and 2004 and the weighted-average significant assumptions used to determine those fair values, using a Black-Scholes option pricing model are as follows:

                                                              2005         2004
                                                            --------     -------
Significant assumptions (weighted-average):
    Risk-free interest rate at grant date                      --         1.29%

    Expected stock price volatility                            --          135%
    Expected dividend payout                                   --           --
    Expected option life-years (a)                             --         4.50

         (a) The expected option life is based on contractual expiration dates.

If the Company recognized compensation cost for the non-qualified employee stock option plan in accordance with SFAS No. 123, the Company's pro forma net loss and net loss per share would have been $1,627,719 and $3,379,575 and $(0.04) $(0.15) for the year ended September 30, 2005 and 2004, respectively.

                 SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2005 AND 2004

NOTE H - STOCK OPTIONS AND WARRANTS (continued)

Non-Employee Options

The following table summarizes the changes in options outstanding and the related prices for the shares of the Company's common stock issued to non-employees of the Company as of September 30, 2005:

                             Options Outstanding                        Options Exercisable
                             -------------------                        -------------------
                                                                Weighted                      Weighted
                                            Weighted Average    Average                       Average
          Exercise         Number        Remaining Contractual  Exercise       Number         Exercise
           Prices        Outstanding         Life (Years)        Price       Exercisable       Price
           ------        -----------         ------------        -----       -----------       -----
          $ 0.25           20,000                 .58           $ 0.25         20,000         $ 0.25
          $ 0.08        1,000,000                2.81           $ 0.08        500,000         $ 0.08
          $ 0.10          400,000                2.82           $ 0.10             --         $ 0.10
                        1,420,000                2.78           $ 0.08        520,000         $ 0.08
Transactions involving options issued to non-employees are summarized as follows:

                                                                       Weighted
                                                                        Average
                                                        Number of      Price Per
                                                         Shares          Share
                                                        ----------    ----------
Outstanding at October 1, 2003                                  --    $       --
      Granted                                               20,000           .25
      Exercised                                                 --            --
      Canceled or expired                                       --            --
                                                        ----------    ----------
Outstanding at September 30, 2004                           20,000           .25
      Granted                                            1,400,000           .08
      Exercised                                                 --            --
      Canceled or expired                                       --            --
                                                        ----------    ----------
Outstanding at September 30, 2005                        1,420,000    $     0.08
                                                        ==========    ==========

The weighted-average fair value of stock options granted to non-employees during the year ended September 30, 2005 and 2004 and the weighted-average significant assumptions used to determine those fair values, using a Black-Scholes option pricing model are as follows:

                                                              2005         2004
                                                            --------     -------
Significant assumptions (weighted-average):
    Risk-free interest rate at grant date                      3.27%        --

    Expected stock price volatility                          122.70%        --
    Expected dividend payout                                   --           --
    Expected option life-years (a)                             3.00         --

(a) The expected option life is based on contractual expiration dates.

The Company has recognized consulting expense of $120,574 and $0, for the non-employee stock option issued for the year ended September 30, 2005 and 2004, respectively.

Non-Employee Warrants

The following table summarizes the changes in warrants outstanding and the related prices for the shares of the Company's common stock issued to non-employees of the Company as of September 30, 2005:

                             Warrants Outstanding                        Warrants Exercisable
                             --------------------                        --------------------
                                                                Weighted                      Weighted
                                            Weighted Average    Average                       Average
          Exercise         Number        Remaining Contractual  Exercise       Number         Exercise
           Prices        Outstanding         Life (Years)        Price       Exercisable       Price
           ------        -----------         ------------        -----       -----------       -----
       $ 0.25 - $ 0.50      250,000               3.85           $ 0.28         250,000        $ 0.28
       $ 0.50 - $ 1.00    1,000,000               3.70             0.75       1,000,000          0.75
       $ 1.00 - $ 2.00    1,000,000               3.70             1.75       1,000,000          1.75
       ---------------    ---------               ----           ------       ---------        ------
                          2,250,000               3.72           $ 1.14       2,250,000        $ 1.14
                          =========               ====           ======       =========        ======


                                                    F-23

                 SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2005 AND 2004

NOTE H - STOCK OPTIONS AND WARRANTS (continued)

Transactions involving warrants issued to non-employees are summarized as follows:

                                                                       Weighted
                                                                        Average
                                                        Number of      Price Per
                                                         Shares          Share
                                                        ----------    ----------
Outstanding at October 1, 2003                                 --            --
      Granted                                           2,250,000          1.14
      Exercised                                                --            --
      Canceled or expired                                      --            --
                                                        ----------    ----------
Outstanding at September 30, 2004                       2,250,000          1.14
      Granted                                                  --            --
      Canceled or expired                                      --            --
                                                        ----------    ----------
      Exercised                                                --            --
Outstanding at September 30, 2005                       2,250,000     $    1.14
                                                        ==========    ==========

During the year ended September 30, 2004, warrants issued to non-employees resulted in a charge of $ 21,375 to interest expense and $495,000 to deferred equity issuance costs. These charges were computed using a Black-Scholes financial model using a volatility of 140.73% using the federal reverse funds guidelines that range from 1.03 to 1.43%.

             SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2005 AND 2004

NOTE I - LOSSES PER COMMON SHARE

The following table presents the computation of basic and diluted loss per share:

                                                       2005            2004
                                                   -------------    ------------
Net loss available for common shareholders         $  1,627,719     $ 3,316,635
                                                   =============    ============
Basic and fully diluted loss per share             $      (0.04)    $     (0.15)
                                                   =============    ============
Weighted average common shares outstanding           43,249,462      22,313,409
                                                   =============    ============

For the years ended September 30, 2005 and 2004, 429,643,325 and 25,000,000
potential shares, respectively were excluded from shares used to calculate diluted earnings per share as their inclusion would reduce net losses per share.

NOTE J - RELATED PARTY NOTES PAYABLE

The Company's officers and entities controlled by the Company's officers have advanced the Company funds during September 30, 2003 for working capital purposes. The net amount of advances due the related parties at September 30, 2005 and 2004 was $1,150 and $9,160 respectively (see Note F).

NOTE K - INCOME TAXES

The Company has adopted Financial Accounting Standard No. 109 which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

At September 30, 2005, the Company has available for federal income tax purposes a net operating loss carryforward of approximately $6,000,000 expiring in the year 2025, that may be used to offset future taxable income. The Company has provided a valuation reserve against the full amount of the net operating loss benefit, since in the opinion of management based upon the earnings history of the Company, it is more likely than not that the benefits will not be realized. Due to significant changes in the Company's ownership, the future use of its existing net operating losses may be limited.

Components of deferred tax assets as of September 30, 2005 are as follows:

                  Non Current:
                  Net operating loss carryforward                  $  2,290,000
                  Valuation allowance                                (2,290,000)
                                                                   -------------
                  Net deferred tax asset                           $         --
                                                                   =============

NOTE L - COMMITMENTS AND CONTINGENCIES

Employment agreements
---------------------

Effective December 23, 2002, the Company entered into an employment agreement with its President and Chief Executive Officer. This employment agreement provides for a term of five years, at an initial annual base salary of $150,000, salary increases of $10,000 per annum for each of the first four years and an increase of $20,000 for the fifth year, and discretionary incentive bonuses.

Effective December 23, 2002, the Company entered into an employment agreement with its Vice President and Chief Operating Officer. This employment agreement provides for a term of five years, at an initial annual base salary of $145,000, salary increases of $10,000 per annum for each of the first four years and an increase of $20,000 for the fifth year, and discretionary incentive bonuses.

Litigation
----------

The Company is subject to legal claims and legal proceeding which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity.

                 SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2005 AND 2004

Letters of credit
-----------------

The Company is obligated under various letters of credit in connection with the issuance of bonds guarantying specific performance under certain remediation contracts. The letters of credit, which aggregate approximately $217,000 are secured by Company assets (see Note C) and third party collateral.

Lease Commitments
-----------------

The Company leases office space in Colorado on a month to month basis. A new one year lease agreement was entered into for the South Carolina office on September 29, 2005. The Company also shares administrative offices with U.S. Microbics, Inc. in Carlsbad, California.

Rental expense for the year ended September 30, 2005 and 2004 charged to operations was $31,384 and $27,490, respectively.

NOTE M - SEGMENT INFORMATION

The Company has one reportable business segment which is operated through geographic locations.

Those geographic segments are:

* United States
* Mexico

Segment operating income is total segment revenue reduced by operating expenses identifiable with the business segment. Corporate includes general corporate administrative costs.

The Company evaluates performance and allocates resources based upon operating income. The accounting policies of the reportable segments are the same as those described in the summary of accounting policies. There are no inter-segment sales.

Information concerning principal geographic areas is presented below according to the area where the activity is taking place.

                                                      2005              2004
                                                   ----------        ----------
         NET SALES TO EXTERNAL CUSTOMERS:
         United States                             $  123,356        $  234,018
         Mexico                                       971,419                --
           TOTAL SALES TO EXTERNAL CUSTOMERS       $1,094,775        $  234,018
                                                   ==========        ==========

         ASSETS:
         United States                              1,272,663        $  816,552
         Mexico                                        44,100                --
            TOTAL ASSETS                           $1,316,763        $  816,552
                                                   ==========        ==========

NOTE N - ECONOMIC DEPENDENCY

Company has one major customer. For the year ended September 30, 2005, sales to this customer amounts to $971,419, and consists of 89% of total sales.

Company has one major supplier. For the year ended September 30, 2005, purchases from this vendor totaled 54% of total purchases.

NOTE O - GOING CONCERN

The accompanying consolidated statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements during the years ended September 30, 2005 and 2004, the Company incurred losses from operations of $1,488,537 and $3,149,035, respectively. This factor among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

The Company's existence is dependent upon management's ability to develop profitable operations and resolve its liquidity problems. Management anticipates the Company will attain profitable status and improve its liquidity through the continued developing, marketing and selling of its products and additional equity investment in the Company. The accompanying financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

In order to improve the Company's liquidity, the Company is actively pursing additional equity financing through discussions with investment bankers and private investors. There can be no assurance the Company will be successful in its effort to secure additional equity financing.

If operations and cash flows continue to improve through these efforts, management believes that the Company can continue to operate. However, no assurance can be given that management's actions will result in profitable operations or the resolution of its liquidity problems.